

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2008

By Facsimile and U.S. Mail

Mr. John A. Clerico
Chief Executive Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, Louisiana 70665

> **Re:** **Global Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response Letter Dated June 20, 2008**
> **Response Letter Dated July 30, 2008**
> **Response Letter Dated August 28, 2008**
> **File No. 000-21086**

Dear Mr. Clerico:

       We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 28, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   Please discuss those material events and uncertainties known to management that would cause the reported historical financial information not to be necessarily indicative of future operating results or of future financial condition. Such events may include instances where amortization of deferred dry docking costs is expected to increase and materially impact future operating results.

Note 1. Organization and Summary of Significant Accounting Policies, page 52

Deferred Charges, page 53

2.   Please expand your disclosure to describe the types of dry docking costs that are capitalized as a component of deferred charges.

3.   For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

4.   State separately if required, in the balance sheet or in a note thereto, deferred dry docking costs if in excess of five percent of total assets.   Refer to Rule 5-02 (17) of Regulation S-X.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief